To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's seventh Annual Report to Shareholders, covering the year ending December 31, 2002.

From a national perspective, 2002 offered the promise of a renewed spirit dedicated to patriotism, idealism, and economic prosperity. It was hoped that the physiological and psychological scar incurred by our nation as a result of September 11, 2001, was to have invigorated a nation, in thinking and in action. The reality of 2002 was that the country was besieged by a year-long saga of other bad news, and of wars and rumors of war. The promise of hope got lost in a mire of uncertainties.

While most corporations suffered the effects of that uncertainty, River Valley Bancorp experienced yet another outstanding year in 2002. Year 2002 was a record year in a number of financial measures, none more important than net income. For the third consecutive year, the Corporation experienced no less than double-digit gains in profitability, and even more impressive total returns to shareholders. For 2002, shareholders saw a total annual return of over 50% on their investment.

Financially for the year ended December 31, 2002, net income was $2,558,000, or basic earnings per share of $3.29, compared to $1,976,000, or $2.50 basic earnings per share, reported in 2001. The return on average assets for the fiscal year 2002 was 1.22%; the return on average equity was 13.21%. For the fiscal year 2001, those numbers were 1.09% and 11.27%, respectively. The book value of shares outstanding as of December 31, 2002 was $25.45 compared to $22.21 at December 31, 2001.

The organization experienced good asset growth in fiscal 2002 supported by positive portfolio loan growth. As of December 31, 2002, total assets were $224.0 million, an increase of 16.9%. Net loans, including loans held for sale, were $166.0 million, an increase of $8.0 million, or 5.1% from that recorded as of December 31, 2001. Deposits also increased by $16.2 million, or 11.1% to $161.8 million as of December 31, 2002. Shareholders' equity as of December 31, 2002 was $20.6 million, or 9.2% as expressed as a percentage of assets.

For the year ended 2002, the Corporation funded its allowance for loan losses with $570,000, up from $450,000 for the previous year. The allowance for loan losses as of December 31, 2002 totaled $2.1 million, or 1.27% of loans outstanding. Total delinquency, as defined as 30 days or more, stood at 0.96% of total loans as of December 31, 2002, virtually unchanged from the 0.97% level experienced as of December 31, 2001.

Fiscal 2002 was yet another record year. The Corporation is on the move, building and expanding its asset base, diversifying its market, and solidifying its core business. We are proud of our accomplishments, but always mindful that our success is defined by customer service and our ability to differentiate ourselves from other banks and "bank wannabes." We sincerely appreciate your continued support and patronage.

Respectfully Submitted,


/s/ Matthew P. Forrester
--------------------------
Matthew P. Forrester
President, CEO

                              River Valley Bancorp

                            BUSINESS OF RIVER VALLEY


River Valley Bancorp ("River Valley" or the "Corporation"), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") in its conversion from mutual to stock form. The conversion offering was completed on December 20, 1996, with the sale of 1,190,250 common shares at an initial offering price of $10.00 per share. On December 23, 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison ("Citizens") in a transaction that was accounted for, using the purchase method of accounting. River Valley Financial and Citizens merged on November 20, 1997. Future references to River Valley, River Valley Financial and Citizens are utilized herein, as the context requires.

The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its four full-service office locations in Jefferson County and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the FDIC.


                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

There were 813,820 common shares of River Valley Bancorp outstanding at February 25, 2003, held of record by approximately 378 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name". Since December 1996, the Corporation's common shares have been listed on The Nasdaq SmallCap Market ("Nasdaq"), under the symbol "RIVR".

Presented on the following page are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon since December 2000. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sale prices has been obtained from Nasdaq.



                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                   AND RELATED SHAREHOLDER MATTERS (CONTINUED)

Quarter Ended                       High                  Low                   Cash Distributions

2002
  December 31, 2002              $31.75                $26.35                           $0.250
  September 30, 2002              28.25                 23.74                            0.200
  June 30, 2002                   27.70                 23.80                            0.200
  March 31, 2002                  26.00                 20.20                            0.150

2001
  December 31, 2001              $20.70                $19.50                           $0.150
  September 30, 2001              21.07                 17.72                            0.125
  June 30, 2001                   18.00                 16.02                            0.125
  March 31, 2001                  17.00                 15.19                            0.100

2000
  December 31, 2000              $16.00                $13.63                           $0.100
  September 30, 2000              14.25                 12.88                            0.085
  June 30, 2000                   13.00                 10.44                            0.085
  March 31, 2000                  12.63                 10.25                            0.075

The high and low sale prices for River Valley's common shares between December 31, 2002 and February 25, 2003 were $31.24 and $28.98, respectively.

Under OTS regulations applicable to converted savings associations, River Valley Financial is not permitted to pay a cash dividend on its common shares if the regulatory capital of River Valley Financial would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of River Valley Financial, in the event of a complete liquidation, to those members of River Valley Financial before the Conversion who maintain a savings account at River Valley Financial after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS amended its capital distribution regulation in a final rule which took effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution for the applicable calendar year, would exceed an amount equal to the Bank's net earnings for that year to date plus the Bank's retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated.

Selected consolidated financial condition data:                          At December 31,
                                                    2002         2001         2000         1999        1998
                                                    ----         ----         ----         ----         ----
Total amount of:                                                         (In thousands)
  Assets                                         $224,020     $191,618     $162,130     $138,695     $138,369
  Loans receivable - net (1)                      165,957      157,972      140,970      115,131      112,385
  Cash and cash equivalents (2)                    18,610        5,641        6,382        8,052       12,307
  Mortgage-backed and related securities              583          831        1,918        4,209        5,986
  Investment securities                            27,591       16,822        5,329        5,230        1,283
  Deposits                                        161,829      145,571      130,225      114,251      118,151
  FHLB advances and other borrowings               40,000       26,500       13,450        6,500          270
  Shareholders' equity- net                        20,633       17,971       17,184       16,866       18,613

Summary of consolidated earnings data:                               Year Ended December 31,
                                                    2002         2001         2000         1999         1998
                                                    ----         ----         ----         ----         ----
                                                                  (In thousands, except share data)

Total interest income                            $ 12,755     $ 13,084     $ 11,118     $  9,734     $ 10,108
Total interest expense                              5,638        6,617        5,637        4,617        4,842
                                                 --------     --------     --------     --------     --------
Net interest income                                 7,117        6,467        5,481        5,117        5,266
Provision for losses on loans                         570          450          227          140          275
                                                 --------     --------     --------     --------     --------
Net interest income after provision for
losses on loans                                     6,547        6,017        5,254        4,977        4,991

Other income                                        3,094        1,922        1,053          844        1,188
General, administrative and other expense           5,455        4,706        3,764        4,080        4,093
                                                 --------     --------     --------     --------     --------

Earnings before income tax expense                  4,186        3,233        2,543        1,741        2,086
Income tax expense                                  1,628        1,257          933          702          833
                                                 --------     --------     --------     --------     --------

Net earnings                                     $  2,558     $  1,976     $  1,610     $  1,039     $  1,253
                                                 ========     ========     ========     ========     ========

Basic earnings per share                         $   3.29     $   2.50     $   1.88     $   1.03     $   1.13
                                                 ========     ========     ========     ========     ========

Diluted earnings per share                       $   3.15     $   2.44     $   1.87     $   1.03     $   1.12
                                                 ========     ========     ========     ========     ========

---------------------------------------

(1) Includes loans held for sale.
(2) Includes certificates of deposit in other financial institutions.



                 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
                             OTHER DATA (CONTINUED)


Selected financial ratios and other data:

                                                                     Year ended December 31,
                                                      2002         2001          2000         1999         1998
                                                      ----         ----          ----         ----         ----

Interest rate spread during period                    3.39%        3.58%         3.47%        3.63%        3.66%
Net yield on interest-earning assets (1)              3.56         3.80          3.79         3.94         4.08
Return on assets (2)                                  1.22         1.09          1.05         0.76         0.92
Return on equity (3)                                 13.21        11.27          9.45         5.87         6.85
Equity to assets (4)                                  9.21         9.38         10.60        12.16        13.45
Average interest-earning assets to
  average interest-bearing liabilities              106.18       105.94        108.02       108.81       111.07
Non-performing assets to total assets (4)             0.48         0.36          0.38         0.62         1.47
Allowance for loan losses to total
  loans outstanding (4)                               1.27         1.25          1.21         1.28         1.33
Allowance for loan losses to
  non-performing loans (4)                          194.54       285.80        274.07       164.41        75.78
Net charge-offs to average total
  loans outstanding                                   0.27         0.12          0.04         0.08         0.06
General, administrative and other expense
  to average assets (5)                               2.60         2.60          2.47         2.97         3.01
Dividend payout ratio                                25.40        20.49         18.45        25.73        19.64
Number of full service offices (4)                       4            4             5            5            5


-------------------------------------

(1)  Net interest income divided by average interest-earning assets.

(2)  Net earnings divided by average total assets.

(3)  Net earnings divided by average total equity.

(4)  At end of period.

(5)  General, administrative and other expense divided by average total assets.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2002, and River Valley's results of operations for periods prior to that date, should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. River Valley's operations and River Valley's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause, or contribute to such differences, are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation, and River Valley's general market area. The forward-looking statements contained herein include those with respect to the following matters:

     1. Management's determination as to the amount and adequacy of the loan loss allowance;

     2. The effect of changes in interest rates on financial condition and results of operations;

     3. The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts; and

     4.   Management's   opinion   as  to  the   effect  of  recent   accounting
          pronouncements on River Valley's consolidated financial position and results of operations.

Critical Accounting Policies

Note 1 to the consolidated financial statements thereto presented on pages 31 through 33 contains a summary of River Valley's significant accounting policies for the year ended December 31, 2002. Certain of these policies are important to the portrayal of River Valley's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. As described below, management believes that its critical accounting policies include those relating to the allowance for loan losses and the valuation of mortgage servicing rights.

Allowance for loan losses

The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses, at least on a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current economic condition, the amount of loans outstanding, certain identified problem loans, and the probability of collecting all amounts due.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. A worsening or protracted economic decline would increase the likelihood of additional losses due to credit and market risk and could create the need for additional loan loss reserves.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Mortgage Servicing Rights

River Valley recognizes the rights to service mortgage loans as separate assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and mortgage servicing rights based on the relative fair values of each. Mortgage servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Factors included in the calculation of fair value of the mortgage servicing rights include: estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the mortgage servicing rights, resulting in different valuations of the mortgage servicing rights. The differing valuations will affect the carrying value of the mortgage servicing rights on the consolidated balance sheet, as well as the amounts recorded in the consolidated statement of income.

Discussion of Changes in Financial Condition from December 31, 2001 to December 31, 2002

At December 31, 2002, River Valley's consolidated assets totaled $224.0 million, representing an increase of $32.4 million over the December 31, 2001 total. This increase in assets was funded in part by a $16.3 million increase in deposits and a $13.5 million increase in borrowings. Deposits increased to $161.8 million as of December 31, 2002, from $145.6 million while borrowings increased from $26.5 million as of December 31, 2001, to $40.0 million as of December 31, 2002. Shareholders' equity was $20.6 million as December 31, 2002, a net increase of $2.6 million from $18.0 million as of December 31, 2001.

Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) increased by $13.0 million from December 31, 2001 levels to a total of $18.6 million at December 31, 2002. Investment securities totaled $27.6 million at December 31, 2002, an increase of $10.8 million over December 31, 2001. Mortgage-backed securities decreased by $248,000, to a total of $583,000 at December 31, 2002, primarily due to principal repayments and the sale of several issues.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Changes in Financial Condition from December 31, 2001 to December 31, 2002

Loans receivable, including loans held for sale, totaled $166.0 million at December 31, 2002, an increase of $8.0 million over the $158.0 million total at December 31, 2001. The increase resulted primarily from loan originations during 2002 of $171.4 million, which were partially offset by principal repayments of $95.5 million and sales of $67.9 million. Loan origination volume for 2002 exceeded that of 2001 by $23.5 million, or 15.9%. There were increases in all types of lending with the exception of consumer, land, and multi-family loans. The volume of loan sales into the secondary mortgage market increased during 2002 from the 2001 volume by $21.5 million, due in large part to low interest rates.

River Valley's allowance for loan losses totaled approximately $2.1 for the year ended December 31, 2002, which represented 1.27% of total loans at that date. The allowance for loan losses totaled $2.0 million, or 1.25% of total loans at December 31, 2001. Non-performing loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $1.1 million and $0.7 million at December 31, 2002 and 2001, respectively. The allowance for loan losses represented 195% and 286% of non-performing loans at December 31, 2002 and 2001, respectively.

Although management believes that its allowance for loan losses at December 31, 2002 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such an allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

Deposits increased by $16.2 million, or 11.1%, to a total of $161.8 million at December 31, 2002, compared to $145.6 million total at December 31, 2001. Savings and demand deposits increased by $3.9 million, or 6.2%, during 2002, while certificates of deposit increased by $12.4 million, or 14.9%. These fluctuations in balances were attributed to competitive rates and the flight of money from equity investments.

Advances from the Federal Home Loan Bank and other borrowed money increased by $13.5 million from the total at December 31, 2001, as current period borrowings of $40.0 million were used in part to fund loan growth. The low interest rate environment has allowed for prudent long term funding.

Shareholders' equity totaled $20.6 million at December 31, 2002, an increase of $2.6 million from the $18.0 million total at December 31, 2001. The increase resulted primarily from net income of $2.6 million, which was partially offset by a modest repurchase of shares totaling $140,000 and cash dividends of $619,000. This net increase also includes a net increase of $450,000 related to stock benefit plans, proceeds of $99,000 from the exercise of stock options and an increase in the unrealized gain on securities available for sale of $314,000.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison  of Results of Operations  for the Years Ended  December 31, 2002 and
2001

General

River Valley's net earnings for the year ended December 31, 2002, totaled $2.56 million, an increase of $582,000, or 29.5%, from net earnings reported in 2001. The increase in net earnings in the 2002 period was primarily attributable to an increase of $1,172,000 in other income, while net interest income increased by $650,000, and general, administrative and other expense were $749,000 higher in the current period. The provision for federal income taxes was $371,000 more in fiscal year 2002 as compared to the same period in 2001. The provision for loan losses in 2002 was $570,000 as compared to $450,000 in 2001.

Net Interest Income

Total interest income for the year ended December 31, 2002, amounted to $12.8 million, a decrease of $329,000, or 2.5%, from the 2001 total, reflecting the effects of lower interest rates offset by higher average balances of interest earning assets. The average balance of interest-earning assets outstanding year-to-year increased by $30.0 million, however, the yield on those assets decreased from an average yield of 7.70% in 2001 to 6.38% in 2002. Interest income on loans and mortgage-backed securities totaled $11.6 million for 2002, a decrease of approximately $705,000, or 5.7%, from 2001. Interest income on investments, FHLB stock and interest-earning deposits increased by $376,000, or 50.5%, due to higher average balances of those investments.

Interest expense on deposits decreased by $1.6 million, or 28.4%, to a total of $4.1 million for the year ended December 31, 2002, due primarily to lower costs of funding higher average balances. The cost of deposits decreased from 4.0% in 2001 to 2.6% in fiscal 2002. Interest expense on borrowings totaled $1.6 million for the year ended December 31, 2002, an increase of $628,000 from 2001. The increase resulted primarily from higher average borrowings year-to-year, offset by a 62 basis point decrease in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2002 by $650,000, or 10.1%, compared to 2001. The interest rate spread decreased by 19 basis points for 2002, to 3.39% from 3.58% in the 2001 period, while the net interest margin amounted to 3.56% in 2002 and 3.80% in 2001.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectability of the loan portfolio. As a result of such analysis, management recorded a $570,000 provision for losses on loans in 2002, an increase of $120,000, or 26.7%, compared to the $450,000 provision recorded in 2001. The current period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix; that is less 1-4 family residential loans and more commercial/non-residential loans.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 2002 and 2001 (continued)

Non-performing loans for the period ended December 31, 2002 were $1.1 million, an increase of approximately $390,000 from the $690,000 recorded as of fiscal year 2001. Net charge-offs amounted to $441,000 in 2002, compared to $180,000 in 2001. While management believes that the allowance for losses on loans is adequate at December 31, 2002, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming loans in the future.

Other Income

Other income amounted to $3.1 million for the year ended December 31, 2002, an increase of $1.2 million, or 61.0%, compared to 2001, due primarily to the increase in net gains on loan sales, a $352,000 gain on sale of a bank property, and an increase in service fees and charges of $256,000. Net gains on loan sales increased from $772,000 in 2001 to $1.2 million in 2002, an increase of $454,000. The volume of loan sales increased from $46.1 million in 2001 to $67.6 million in 2002.

General, Administrative and Other Expense

General, administrative and other expense totaled $5.5 million for the year ended December 31, 2002, an increase of $749,000 over the 2001 total. Employee compensation and benefits increased by $328,000 in fiscal 2002, as compared to 2001, primarily from additional staffing, cost of living, benefit expense and an increase in ESOP expenses. Occupancy and equipment expense increased by $162,000 in fiscal 2002, as compared to 2001, due to higher depreciation costs and equipment maintenance expense. Other operating expenses increased by $259,000 primarily from increases in office supplies, data processing, charitable contributions and mortgage servicing.

Income Taxes

The provision for income taxes increased by $371,000, or 29.5 %, for the year ended December 31, 2002, as compared to 2001. The effective tax rates were 38.9% and 38.8% for the years ended December 31, 2002 and 2001, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 2001 and
2000

General

River Valley's net earnings for the year ended December 31, 2001 totaled $1.98 million, an increase of $366,000, or 22.7%, from net earnings reported in 2000. The increase in net earnings in the 2001 period was primarily attributable to an increase in net interest income of $986,000 and an increase of $869,000 in other income, while general, administrative and other expense were $942,000 higher in the 2001 period. The provision for federal income taxes was $324,000 more in fiscal year 2001 as compared to the same period in 2000. The provision for loan losses in 2001 was $450,000 as compared to $227,000 in 2000.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of results of Operations for the Years Ended December 2001 and 2000 (continued)

Net Interest Income

Total interest income for the year ended December 31, 2001 amounted to $13.1 million, an increase of $2.0 million, or 18.0%, from the 2000 total, reflecting the effects of higher average balances on interest-earning assets. The average balance of interest-earning assets outstanding year-to-year increased by $25.2 million and the yield on those assets increased from an average yield of 7.68% in 2000 to 7.70% in 2001. Interest income on loans and mortgage-backed securities totaled $12.3 million for 2001, an increase of approximately $1.8 million, or 16.9%, from 2000. Interest income on investments, FHLB stock and interest-earning deposits increased by $183,000, or 32.6%, due to higher average balances on those investments.

Interest expense on deposits increased by $524,000, or 10.2%, to a total of $5.7 million for the year ended December 31, 2001, due primarily to higher average balances. The cost of deposits decreased from 4.1% in 2000 to 4.0% in fiscal 2001. Interest expense on borrowings totaled $956,000 for the year ended December 31, 2001, an increase of $456,000 from 2000. The increase resulted primarily from higher average borrowings year-to-year, partially offset by a 17 basis point decrease in average cost.

As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2001 by $986,000, or 18.0%, compared to 2000. The interest rate spread increased by 11 basis points for 2001, to 3.58% from 3.47% in the 2000 period, while the net interest margin amounted to 3.80% in 2001 and 3.79% in 2000.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $450,000 provision for losses on loans in 2001, an increase of $223,000, or 98.2%, compared to the $227,000 provision recorded in 2000. The 2001 period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix; that is less 1-4 family residential loans and more commercial/non-residential loans.

Non-performing loans for the period ended December 31, 2001 were $690,000, an increase of approximately $69,000 from the $621,000 recorded as of fiscal year 2000. Net charge-offs amounted to $180,000 in 2001, compared to $47,000 in 2000. The allowance for losses on loans was considered adequate at December 1, 2001.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000 (continued)

Other Income

Other income amounted to $1.9 million for the year ended December 31, 2001, an increase of $869,000, or 82.5%, compared to 2000, due primarily to increases in net gains on loan sales and service fees and charges. Net gains on loan sales increased from $44,000 in 2000, to $772,000 in 2001, an increase of $728,000.
The volume of loan sales increased from $2.6 million in 2000 to $46.1 million in 2001.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.7 million for the year ended December 31, 2001, an increase of $942,000 over the 2000 total. Employee compensation and benefits increased by $266,000 in fiscal 2001 as compared to 2000, primarily from cost of living, benefit expense and increase in ESOP expenses. Occupancy and equipment expense increased by $44,000 in fiscal 2001 as compared to 2000, due to higher depreciation costs. Other operating expenses increased by $632,000 primarily from increases in advertising, data processing, donations and mortgage servicing. The Corporation also made a $100,000 donation to a local school system in exchange for federal tax credits in future years.

Income Taxes

The provision for income taxes increased by $324,000, or 34.7 %, for the year ended December 31, 2001, as compared to 2000. The effective tax rates were 38.8% and 36.7% for the years ended December 31, 2001 and 2000, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents certain information relating to River Valley's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average daily balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances, which include nonaccruing loans in the loan portfolio.

                                                                         Year ended December 31,
                                                  2002                               2001                            2000
                                   Average      Interest               Average     Interest              Average   Interest
                                 outstanding    earned/     Yield/   outstanding    earned/    Yield/  outstanding  earned/  Yield/
                                   balance       paid        rate      balance       paid       rate     balance    paid     rate
                                 ----------    --------    ------   -----------   --------    ------
Assets                                                                     (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits       $ 10,186      $   158      1.55%    $   5,042    $    185     3.67%   $  4,005   $   240    5.99%
  Other securities (1)              23,136          867      3.75         8,480         481     5.67       3,580       243    6.79
  Mortgage-backed and
        related securities             730           31      4.25         1,259          73     5.80       2,976       192    6.45
  Loans receivable (2)             164,306       11,604      7.06       154,171      12,267     7.96     133,255    10,365    7.78
  FHLB stock                         1,623           95      5.85         1,055          78     7.39         943        78    8.27
                                  --------      -------               ---------    --------              -------   -------
Total interest-earning assets      199,981       12,755      6.38       170,007      13,084     7.70     144,759    11,118    7.68
                                  --------      -------                            --------                        -------
Non-interest earning assets,
   net of allowance for
        loan losses                  9,786                               10,922                            7,859
                                  --------                            ----------                         -------
          Total assets            $209,767                            $ 180,929                         $152,618
                                  ========                            =========                         ========


Liabilities/shareholder equity
Interest-bearing liabilities:
  Savings deposits                $ 35,878          698      1.95     $  32,108       1,006     3.13    $ 32,906     1,185    3.60
  Interest bearing demand  (5)      30,475          233      0.76        26,719         330     1.24      24,265       392    1.62
  Certificates of deposit           89,514        3,123      3.49        84,262       4,325     5.13      68,026     3,560    5.23
  FHLB advances and other
      borrowings                    32,475        1,584      4.88        17,385         956     5.50       8,813       500    5.67
                                  --------      -------               ---------    --------              -------   -------    ----
Total interest-bearing
        liabilities                188,342        5,666      2.99       160,474       6,617     4.12     134,010     5,637    4.21
                                  --------      -------               ---------    --------                        -------
Other liabilities                    2,052                                2,915                            1,561
                                  --------                            ----------                        --------
        Total liabilities          190,394                              163,389                          135,571
         Total equity               19,373                               17,540                           17,047
                                  --------                            ---------                         --------

Total liabilities and equity      $209,767                            $ 180,929                         $152,618
                                  ========                            =========                         ========


Net interest earning assets       $ 11,639                            $   9,533                         $ 10,749
                                  ========                            =========                         ========


Net interest income                             $ 7,117                            $  6,467                        $ 5,481
                                                ======                             ========                        =======

Interest rate spread (3)                                     3.39%                              3.58%                         3.47%
Net yield on weighted average
  interest-earning assets (4)                                3.56%                              3.80%                         3.79%
Average interest-earning
  assets to average
  Interest-bearing liabilities      106.18%                              105.94%                          108.02%


(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2)  Total loans less loans in process plus loans held for sale.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

(5)  Includes Non-Interest DDA of $11,854, $9,985, and $8,512.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected River Valley's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:


                                                                  Year ended December 31,
                                                     2002 vs. 2001                           2001 vs. 2000
                                                       Increase                                Increase
                                                       (decrease)                              (decrease)
                                                        to due                                  due to
                                            Volume        Rate    Total             Volume       Rate     Total
                                            ------        ----    -----             ------       ----     -----
                                                                        (In thousands)
Interest-earning assets:
  Interest-earning deposits and other       $  155    $   (165)  $   (10)           $   64      $  (119)  $  (55)
  Investment securities                        596        (210)      386               284          (46)     238
  Mortgage-backed and related securities       (26)        (16)      (42)             (101)         (18)    (119)
  Loans receivable, net                        773      (1,436)     (663)            1,659          243    1,902
                                            -------   ---------  --------           -------    --------- -------
Total                                        1,498      (1,827)     (329)            1,906           60    1,966
                                            -------   ---------  --------           -------    --------- -------

Interest-bearing liabilities:
  Deposits                                     406      (2,013)   (1,607)              713         (189)     524
  FHLB advances and other borrowings           747        (119)      628               472          (16)     456
                                            -------   ---------  --------           -------    --------- -------
Total                                        1,153      (2,132)     (979)            1,185         (205)     980
                                            -------   ---------  --------           -------    --------- -------

Net change in interest income               $  345    $    305   $   650             $ 721      $   265   $  986
                                            =======   ========   =======             =====      ======== =======


Asset and Liability Management

Like other financial institutions, River Valley is subject to interest rate risk to the extent that interest-earning assets reprice differently than interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, River Valley is using the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of its capital regulations. Although River Valley is not subject to the NPV regulation, because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate River Valley Financial's degree of interest rate risk.

Presented on the following table is an analysis of River Valley's interest rate risk, as of December 31, 2002, (the latest information available) and December 31, 2001, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 300 basis points in market interest rates.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset and Liability Management (continued)

Generally, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, a bank's assets reprice slower than the deposits that fund them. As a result, in a rising interest rate environment, the amount of interest a bank would receive on loans would increase as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the bank would pay on deposits would increase, but generally slower than the bank's ability to reprice its interest-earning assets. However, River Valley Financial Bank has addressed some of these issues, which has generally reduced its overall exposure to interest rate risk.


                             As of December 31, 2002

                             (Dollars in thousands)
Change in
Interest Rates                      Estimated                    Amount
(basis points)                         NPV                     of Change                 Percent
--------------                      ---------                  ---------                 -------
+300                                $ 26,462                   $  1,814                      7%
+200                                  26,305                      1,656                      7
+100                                  25,666                      1,018                      4
-------                               24,648                     --------
-100                                  23,487                     (1,161)                    (5)
-200 (1)                            --------                   --------                  ------
-300 (1)                            --------                   --------                  ------

                             As of December 31, 2001

                             (Dollars in thousands)
Change in
Interest Rates                      Estimated                    Amount
(basis points)                         NPV                     of Change                 Percent
---------------                     ---------                  ---------                 -------
+300                                $ 22,166                   $ (3,131)                   (12)%
+200                                  23,416                     (1,881)                    (7)
+100                                  24,376                       (921)                    (4)
     -                                25,297                    --------                 ------
-100                                  25,957                        661                      3
-200 (1)                            --------                   --------                  ------
-300 (1)                            --------                   --------                  ------

(1) At December 31, 2002, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset and Liability Management (continued)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

Liquidity and Capital Resources

The Corporation's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities, borrowings and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts, plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation. At December 31, 2002, River Valley had commitments to originate loans totaling $1.4 million and in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $15.9 million. At such date, River Valley had $10.0 million in commitments to sell loans and no outstanding commitment to purchase loans. The Corporation considers its liquidity and capital resources sufficient to meet outstanding short- and long-term needs.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2002, 2001 and 2000:

                                                                Year ended December 31,
                                                       2002                2001                    2000
                                                                       (In thousands)

Cash flows from operating activities                 $   5,348           $    756            $    2,028

Cash flows from investing activities:
  Purchase of securities                               (22,161)           (19,262)               (7,949)
  Proceeds from maturities of securities                 4,217              5,204                 8,297
  Proceeds from sales of securities                      7,951              3,689                 2,002
  Net loan (originations) repayments                   (10,385)           (15,078)              (26,165)
  Other                                                 (1,163)            (3,079)               (1,087)

Cash flows from financing activities:
  Net increase (decrease) in deposits                   16,258             15,346                15,974
  Net increase (decrease) in borrowings                 13,500             13,050                 6,950
  Purchase of stock                                       (140)            (1,182)               (1,367)
  Other                                                   (456)              (185)                 (353)
                                                     ----------          --------            -----------

Net change in cash and cash equivalents              $  12,969           $   (741)            $  (1,670)
                                                     =========           ========            ==========

River Valley is required, by applicable law and regulation, to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. "Tangible capital" is defined in OTS regulations as core capital minus intangible assets. "Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital generally equal to 4% of the association's total assets except those associations with the highest examination rating and acceptable levels of risk.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets". "Risk-based capital" is defined as core capital, plus certain additional items of capital, which in the case of River Valley includes a general loan loss allowance of $2.1 million at December 31, 2002.

River Valley exceeded all of its regulatory capital requirements at December 31, 2002. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 2002:

                                                  OTS Requirement                       Actual Amount

                                     Percent of                    Percent of                       Amount
                                       Assets      Amount           Assets(1)      Amount         of Excess
                                     ----------    ------          -----------     ------         ---------
                                                            (Dollars in thousands)

Tangible capital                        1.50%      $ 3,341             8.4%       $ 18,637        $ 15,296
Core capital (2)                        4.00%        8,909             8.4%         18,637           9,728
Risk-based capital                      8.00%       12,888            12.8%         20,651           7,763




(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed, and is expected to adopt, a core capital requirement for savings associations comparable to that adopted by the Office of the Comptroller of the Currency for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. River Valley is in compliance with this requirement.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effect of Recent Accounting Pronouncements

Accounting for a Business Combination. Statement of Financial Accounting Standards ("SFAS") No. 141, requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

This statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

The provisions of Statement No. 141 were effective for any business combination that is initiated after June 30, 2001.

Accounting for Goodwill. Under the provisions of SFAS No. 142, goodwill should not be amortized, but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis, unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year, as long as the measurement date is used consistently from year to year.

Impairment testing is a two-step process, as outlined within the statement. If the fair value of the goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test, should be treated as a change in accounting principle and recognized in the first interim period financial statements.

The provisions of Statement No. 142 were effective for fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001, but before this Statement is initially applied, would be accounted for in accordance with the amortization and nonamortization provisions of the statement. The useful economic life of previously recognized intangible assets should be reassessed upon adoption of the Statement, and remaining amortization periods should be adjusted accordingly. Intangible assets deemed to have an indefinite life would no longer be amortized.

The Company adopted these new accounting rules on January 1, 2002. As a result, the Company will not amortize the goodwill it recorded prior to June 30, 2001, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Company had goodwill of $31,000 at December 31, 2002 and no impairment loss was identified.

Acquisitions of Certain Financial Institutions. SFAS No. 147 amends SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17, When a Savings and Loan Association or a similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 72 and FASB Interpretation No. 9 provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, No. 142, Goodwill and Other Intangible

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effect of Recent Accounting Pronouncements (continued)

Assets, No. 147. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions, such as depositor and borrower relationship, intangible assets, and credit cardholder intangible assets. Those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

The effective date of SFAS No. 147 was October 1, 2002, with earlier application relating to previously recognized permitted unidentifiable intangible assets. However, the Statement did not have a significant impact on the Company upon adoption.

Accounting for Stock-Based Compensation---Transition and Disclosure. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

Under the provisions of SFAS No. 123, companies that adopted the fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the "ramp-up" effect.

SFAS No. 148 also improves the clarity and prominence of disclosures about the proforma effects of using the fair value based method of accounting for stock-based compensation for all companies -regardless of the accounting method used - by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, SFAS No. 148 improves the timeliness of those disclosures, by requiring that this information be included in interim, as well as annual financial statements. In the past, companies were required to make proforma disclosures only in annual financial statements.

The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not believe that adoption of this Statement will have a material effect on the Company's financial position or results of operations.

                              River Valley Bancorp

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require River Valley to measure financial position and results of operations in terms of historical dollars, with the exception of investment and mortgage-backed securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                              River Valley Bancorp

            Accountants' Report and Consolidated Financial Statements

                           December 31, 2002 and 2001

                              River Valley Bancorp
                        December 31, 2002, 2001 and 2000


Contents



    Independent Accountants' Report...........................................25



    Financial Statements

        Consolidated Balance Sheets...........................................26

        Consolidated Statements of Income.....................................27

        Consolidated Statements of Comprehensive Income.......................28

        Consolidated Statements of Stockholders' Equity.......................29

        Consolidated Statements of Cash Flows.................................30

        Notes to Consolidated Financial Statements............................31

                         Independent Accountants' Report



To the Stockholders and
Board of Directors
River Valley Bancorp
Madison, Indiana


We have audited the accompanying consolidated balance sheets of River Valley Bancorp as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2000.



/s/ BKD, LLP
--------------------
BKD, LLP

Indianapolis, Indiana
January 21, 2003

                              River Valley Bancorp
                           Consolidated Balance Sheets
                           December 31, 2002 and 2001


Assets

                                                                                 2002                 2001
                                                                         -------------------------------------------
                                                                            (In Thousands, Except Share Amounts)

     Cash and due from banks                                               $          5,094     $          4,689
     Interest-bearing demand deposits                                                13,516                  952
                                                                            ---------------      ---------------
                Cash and cash equivalents                                            18,610                5,641
     Investment securities available for sale                                        28,174               17,653
     Loans held for sale                                                              1,062                2,638
     Loans, net of allowance for loan losses of $2,101 and $1,972                   164,895              155,334
     Premises and equipment                                                           5,741                5,379
     Federal Home Loan Bank stock                                                     2,000                1,250
     Interest receivable                                                              1,467                1,475
     Other assets                                                                     2,071                2,248
                                                                            ---------------      ---------------

                Total assets                                               $        224,020     $        191,618
                                                                            ===============      ===============

 Liabilities

     Deposits
         Noninterest-bearing                                               $         11,115     $         11,406
         Interest-bearing                                                           150,714              134,165
                                                                            ---------------      ---------------
                Total deposits                                                      161,829              145,571
     Borrowings                                                                      40,000               26,500
     Interest payable                                                                   459                  613
     Other liabilities                                                                1,099                  963
                                                                            ---------------      ---------------
                Total liabilities                                                   203,387              173,647
                                                                            ---------------      ---------------

 Commitments and Contingencies

 Stockholders' Equity

     Preferred stock, no par value
         Authorized and unissued - 2,000,000 shares
     Common stock, no par value
         Authorized - 5,000,000 shares
         Issued and outstanding - 810,844 and 809,251 shares                          7,957                7,654
     Retained earnings                                                               12,654               10,802
     Shares acquired by stock benefit plans                                            (339)                (532)
     Accumulated other comprehensive income                                             361                   47
                                                                            ---------------      ---------------
                Total stockholders' equity                                           20,633               17,971
                                                                            ---------------      ---------------

                Total liabilities and stockholders' equity                 $        224,020     $        191,618
                                                                            ===============      ===============
See Notes to Consolidated Financial Statements



                              River Valley Bancorp
                        Consolidated Statements of Income
                  Years Ended December 31, 2002, 2001 and 2000

                                                              2002                 2001                 2000
                                                      ---------------------------------------------------------------
                                                                 (In Thousands, Except Per Share Amounts)

     Interest Income
         Loans receivable                               $         11,604     $         12,267     $         10,365
         Investment securities                                       898                  554                  435
         Interest-earning deposits and other                         253                  263                  318
                                                         ---------------      ---------------      ---------------
                Total interest income                             12,755               13,084               11,118
                                                         ---------------      ---------------      ---------------

     Interest Expense
         Deposits                                                  4,054                5,661                5,137
         Borrowings                                                1,584                  956                  500
                                                         ---------------      ---------------      ---------------
                Total interest expense                             5,638                6,617                5,637
                                                         ---------------      ---------------      ---------------

     Net Interest Income                                           7,117                6,467                5,481
         Provision for loan losses                                   570                  450                  227
                                                         ---------------      ---------------      ---------------

     Net Interest Income After Provision for Loan
        Losses                                                     6,547                6,017                5,254
                                                         ---------------      ---------------      ---------------

     Other Income
         Service fees and charges                                  1,355                1,099                  931
         Net realized gains (losses) on sales of
           available-for-sale securities                              37                   17                   (2)
         Net gains on loan sales                                   1,226                  772                   44
         Gain on sale of premises and equipment                      352                   --                   42
         Other income                                                124                   34                   38
                                                         ---------------      ---------------      ---------------
                Total other income                                 3,094                1,922                1,053
                                                         ---------------      ---------------      ---------------

     Other Expenses
         Salaries and employee benefits                            2,619                2,291                2,025
         Net occupancy and equipment expenses                        774                  612                  568
         Data processing fees                                        228                  190                  151
         Advertising                                                 209                  208                  190
         Amortization of mortgage servicing rights                   345                  238                   24
         Office supplies                                             159                  101                   96
         Legal and professional fees                                  63                  164                  144
         Other expenses                                            1,058                  902                  566
                                                         ---------------      ---------------      ---------------
                Total other expenses                               5,455                4,706                3,764
                                                         ---------------      ---------------      ---------------

     Income Before Income Tax                                      4,186                3,233                2,543
         Income tax expense                                        1,628                1,257                  933
                                                         ---------------      ---------------      ---------------

     Net Income                                         $          2,558     $          1,976     $          1,610
                                                         ===============      ===============      ===============

     Basic Earnings per Share                           $           3.29     $           2.50     $           1.88
                                                         ===============      ===============      ===============

     Diluted Earnings per Share                         $           3.15     $           2.44     $           1.87
                                                         ===============      ===============      ===============
See Notes to Consolidated Financial Statements



                              River Valley Bancorp
                 Consolidated Statements of Comprehensive Income
                  Years Ended December 31, 2002, 2001 and 2000


                                                             2002                 2001                2000
                                                     ---------------------------------------------------------------
                                                                             (In Thousands)

     Net Income                                        $          2,558     $          1,976    $          1,610
     Other comprehensive income, net of tax
         Unrealized gains on securities available
           for sale
            Unrealized holding gains arising during
               the period, net of tax expense of
               $220, $18 and $55                                    336                   27                  85
            Less:  Reclassification adjustment for
               gains (losses) included in net
               income, net of tax expense (benefit)
               of $15, $7 and $(1)                                   22                   10                  (1)
                                                        ---------------      ---------------     ---------------
                                                                    314                   17                  86
                                                        ---------------      ---------------     ---------------

     Comprehensive Income                              $          2,872     $          1,993    $          1,696
                                                        ===============      ===============     ===============
See Notes to Consolidated Financial Statements


                              River Valley Bancorp
                 Consolidated Statements of Stockholders' Equity
                  Years Ended December 31, 2002, 2001 and 2000


                                                                              Shares
                                                                             Acquired     Accumulated
                                                                             by Stock        Other
                                          Common     Common     Retained      Benefit    Comprehensive
                                          Shares      Stock     Earnings       Plans        Income         Total
                                       ------------------------------------------------------------------------------


     Balances, January 1, 2000            970,497    $ 9,116    $   8,773    $   (967)    $     (56)     $  16,866


         Net income                                                 1,610                                    1,610
         Unrealized gains on
           securities, net of
           reclassification adjustment                                                           86             86
         Cash dividends ($.345 per
           share)                                                    (279)                                    (279)
         Contribution to stock benefit
           plans                                                                   (8)                          (8)
         Amortization of expense
           related to stock benefit
           plans                                          35                      241                          276
         Purchase of stock                (101,623)   (1,016)        (351)                                  (1,367)
                                          --------    ------     --------     -------      --------       --------


     Balances, December 31, 2000          868,874      8,135        9,753        (734)           30         17,184


         Net income                                                 1,976                                    1,976
         Unrealized gains on
           securities, net of
           reclassification adjustment                                                           17             17
         Cash dividends ($.50 per
           share)                                                    (388)                                    (388)
         Exercise of stock options          4,670         68                                                    68
         Tax benefit of stock options
           exercised and RRP                               4                                                     4
         Amortization of expense
           related to stock benefit
           plans                                          90                      202                          292
         Purchase of stock                (64,293)      (643)        (539)                                  (1,182)
                                          -------     ------     --------     -------      --------       --------


     Balances, December 31, 2001          809,251      7,654       10,802        (532)           47         17,971


         Net income                                                 2,558                                    2,558
         Unrealized gains on
           securities, net of
           reclassification adjustment                                                          314            314
         Cash dividends ($.80 per
           share)                                                    (619)                                    (619)
         Exercise of stock options          6,877         99                                                    99
         Tax benefit of stock options
           exercised and RRP                              51                                                    51
         Contribution to stock benefit
           plans                                                                  (22)                         (22)
         Amortization of expense
           related to stock benefit
           plans                                         206                      215                          421
         Purchase of stock                 (5,284)       (53)         (87)                                    (140)
                                          -------     ------     --------     -------      --------       --------


     Balances, December 31, 2002          810,844    $ 7,957    $  12,654    $   (339)    $     361      $  20,633
                                          =======     ======     ========     =======      ========       ========
See Notes to Consolidated Financial Statements



                              River Valley Bancorp
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 2002, 2001 and 2000

                                                                       2002             2001              2000
                                                                ------------------------------------------------------
                                                                                   (In Thousands)
     Operating Activities
         Net income                                               $        2,558    $        1,976   $        1,610
         Items not requiring (providing) cash
            Provision for loan losses                                        570               450              227
            Depreciation and amortization                                    502               311              240
            Deferred income tax                                               31                 3              (77)
            Investment securities amortization (accretion), net               28                 9              (26)
            Investment securities (gains) losses                             (37)              (17)               2
            Loans originated for sale in the secondary market            (65,339)          (48,428)          (2,614)
            Proceeds from sale of loans in the secondary market           67,589            46,101            2,632
            Gain on sale of loans                                         (1,226)             (772)             (44)
            Amortization of deferred loan origination cost                   175               157               99
            Amortization of expense related to stock benefit
               plans                                                         421               292              276
            Gain on sale of premises and equipment                          (352)               --              (42)
            Capitalized interest on construction                              (1)              (89)              (8)
         Net change in
            Interest receivable                                                8                (7)            (425)
            Interest payable                                                (154)               15              268
         Other adjustments                                                   575               755              (90)
                                                                   -------------     -------------    -------------
                Net cash provided by operating activities                  5,348               756            2,028
                                                                   -------------     -------------    -------------

     Investing Activities
         Purchase of FHLB stock                                             (750)             (307)              --
         Purchases of securities available for sale                      (22,161)          (19,262)          (7,949)
         Proceeds from maturities of securities available for
           sale                                                            4,217             5,204            7,093
         Proceeds from sales of securities available for sale              7,951             3,689            2,002
         Proceeds from maturities of securities held to maturity              --                --            1,204
         Net change in loans                                             (10,385)          (15,078)         (26,165)
         Purchases of premises and equipment                              (1,141)           (2,784)          (1,143)
         Proceeds from sale of premises and equipment                        630                --               56
         Proceeds from sale of real estate acquired through
           foreclosure                                                        98               107               --
         Premiums paid on life insurance                                      --               (95)              --
                                                                   -------------     -------------    -------------
                Net cash used in investing activities                    (21,541)          (28,526)         (24,902)
                                                                   -------------     -------------    -------------

     Financing Activities
         Net change in
            Noninterest-bearing, interest-bearing demand and
               savings deposits                                            3,891             9,643           (2,991)
            Certificates of deposit                                       12,367             5,703           18,965
         Proceeds from borrowings                                         50,000            32,050           23,450
         Repayment of borrowings                                         (36,500)          (19,000)         (16,500)
         Cash dividends                                                     (543)             (261)            (350)
         Purchase of stock                                                  (140)           (1,182)          (1,367)
         Proceeds from exercise of stock options                              99                68               --
         Advances by borrowers for taxes and insurance                        10                 8                5
         Acquisition of stock for stock benefit plans                        (22)               --               (8)
                                                                   -------------     -------------    -------------
                Net cash provided by financing activities                 29,162            27,029           21,204
                                                                   -------------     -------------    -------------

     Net Change in Cash and Cash Equivalents                              12,969              (741)          (1,670)

     Cash and Cash Equivalents, Beginning of Year                          5,641             6,382            8,052
                                                                   -------------     -------------    -------------


     Cash and Cash Equivalents, End of Year                       $       18,610    $        5,641   $        6,382
                                                                   =============     =============    =============


     Additional Cash Flows Information
         Interest paid                                            $        5,792    $        6,691   $        5,369
         Income tax paid                                                   1,480             1,119              876
         Investment securities held to maturity transferred to
           available for sale                                                 --                --            1,934
See Notes to Consolidated Financial Statements

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


Note 1:  Nature of Operations and Summary of Significant Accounting Policies

     The accounting and reporting policies of River Valley Bancorp (Company) and its wholly owned subsidiary, River Valley Financial Bank (Bank), and the Bank's wholly owned subsidiary, Madison First Service Corporation (First Service), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

     The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in southeastern Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

     Consolidation - The consolidated financial statements include the accounts of the Company, the Bank and First Service after elimination of all material intercompany transactions.

     Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

     Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

     Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

     Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccural loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

     Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2002, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

     Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

     Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

     Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

     Stock options - At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 15. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.


                                                                   2002               2001              2000
                                                            --------------------------------------------------------

            Net income, as reported                           $        2,558     $        1,976    $        1,610
            Less:  Total stock-based employee compensation
               cost determined under the fair value based
               method, net of income taxes                               (54)               (35)              (35)
                                                               -------------      -------------     -------------

            Pro forma net income                              $        2,504     $        1,941    $        1,575
                                                               =============      =============     =============

            Earnings per share
                Basic - as reported                           $         3.29     $         2.50    $         1.88
                                                               =============      =============     =============
                Basic - pro forma                             $         3.22     $         2.45    $         1.83
                                                               =============      =============     =============
                Diluted - as reported                         $         3.15     $         2.44    $         1.87
                                                               =============      =============     =============
                Diluted - pro forma                           $         3.09     $         2.40    $         1.83
                                                               =============      =============     =============


     Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

     Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

     Reclassifications of certain amounts in the 2001 and 2000 consolidated financial statements have been made to conform to the 2002 presentation.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 2:  Restriction on Cash and Due From Banks

     The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002, was $1,055,000.

Note 3:  Investment Securities

                                                                               2002
                                                                       Gross           Gross
                                                    Amortized       Unrealized       Unrealized         Fair
                                                      Cost             Gains           Losses           Value
                                                --------------------------------------------------------------------
            Available for sale
                Federal agencies                  $       24,581   $         567    $          --   $      25,148
                State and municipal                          335              17               --             352
                Mortgage and other asset-backed
                  securities                                 571              13                1             583
                Corporate obligations                      2,090               1               --           2,091
                                                   -------------    ------------     ------------    ------------

                   Total investment securities    $       27,577   $         598    $           1   $      28,174
                                                   =============    ============     ============    ============


                                                                               2001
                                                                       Gross           Gross
                                                    Amortized       Unrealized       Unrealized         Fair
                                                      Cost             Gains           Losses           Value
                                                --------------------------------------------------------------------
            Available for sale
                Federal agencies                  $       14,756   $         179    $         100   $      14,835
                State and municipal                          335              12               --             347
                Mortgage and other asset-backed
                  securities                                 838               3               10             831
                Corporate obligations                      1,645              18               23           1,640
                                                   -------------    ------------     ------------    ------------

                   Total investment securities    $       17,574   $         212    $         133   $      17,653
                                                   =============    ============     ============    ============

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     The amortized cost and fair value of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                      Available for Sale
                                                                                Amortized              Fair
                                                                                   Cost               Value
                                                                           -----------------------------------------

            Less than one year                                               $            100    $            102
            One to five years                                                          26,846              27,423
            Five to ten years                                                              60                  66
                                                                              ---------------     ---------------
                                                                                       27,006              27,591
            Mortgage and other asset-backed securities                                    571                 583
                                                                              ---------------     ---------------

                   Totals                                                    $         27,577    $         28,174
                                                                              ===============     ===============


     Securities with a carrying value of $10,818,506 and $622,000 were pledged at December 31, 2002 and 2001 to secure certain deposits and for other purposes as permitted or required by law.

     Proceeds from sales of securities available for sale during 2002, 2001 and 2000 were $7,951,000, $3,689,000 and $2,002,000. Gross gains of $103,000,
     $33,000 and $10,000 and gross  losses of $66,000,  $16,000 and $12,000 were realized on those sales.

     On April 1, 2000, the Company adopted SFAS No. 133, Accounting of Derivative Instruments and Hedging Activities. As permitted by SFAS No. 133, all securities classified as held to maturity were transferred to available for sale. The adoption of this statement did not have a significant impact on the Company's financial statements.

Note 4:  Loans and Allowance

                                                                                 2002                 2001
                                                                         -------------------------------------------

            Residential real estate
                One-to-four family residential                             $         73,197     $         70,793
                Multi-family residential                                              4,396                3,932
                Construction                                                          4,866                6,874
            Nonresidential real estate and land                                      46,036               41,892
            Commercial                                                               26,203               19,216
            Consumer and other                                                       14,066               17,406
                                                                            ---------------      ---------------
                                                                                    168,764              160,113
            Unamortized deferred loan costs                                             379                  356
            Undisbursed loans in process                                             (2,147)              (3,163)
            Allowance for loan losses                                                (2,101)              (1,972)
                                                                            ---------------      ---------------

                   Total loans                                             $        164,895     $        155,334
                                                                            ===============      ===============

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


                                                            2002                 2001                 2000
                                                    ----------------------------------------------------------------

            Allowance for loan losses
                Balances, January 1                   $          1,972     $          1,702     $          1,522
                Provision for losses                               570                  450                  227
                Recoveries on loans                                 60                   31                   37
                Loans charged off                                 (501)                (211)                 (84)
                                                       ---------------      ---------------      ---------------

                Balances, December 31                 $          2,101     $          1,972     $          1,702
                                                       ===============      ===============      ===============


        Information on impaired loans is summarized below.

                                                                                 2002                 2001
                                                                         -------------------------------------------

            Impaired loans with an allowance                               $             --     $            339
            Impaired loans for which the discounted cash flows or
               collateral value exceeds the carrying value of the loan                  749                  357
                                                                            ---------------      ---------------

                   Total impaired loans                                    $            749     $            696
                                                                            ===============      ===============

            Allowance for impaired loans (included in the Company's
               allowance for loan losses)                                  $             --     $             78


                                                                                 2002                 2001
                                                                         -------------------------------------------

            Average balance of impaired loans                              $            663     $          1,352
            Interest income recognized on impaired loans                                 34                  117
            Cash-basis interest included above                                           35                  110


     At December 31, 2002 and 2001, the Company had non-accruing loans totaling $1,080,000 and $690,000, respectively. At December 31, 2002 and 2001, there were no accruing loans delinquent 90 days or more.

Note 5:  Premises and Equipment

                                                                                 2002                 2001
                                                                         -------------------------------------------

            Land                                                           $          1,450     $            952
            Buildings                                                                 3,395                3,457
            Equipment                                                                 2,629                2,509
            Construction in progress                                                     81                   --
                                                                            ---------------      ---------------
                   Total cost                                                         7,555                6,918
            Accumulated depreciation and amortization                                (1,814)              (1,539)
                                                                            ---------------      ---------------

                   Net                                                     $          5,741     $          5,379
                                                                            ===============      ===============


                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 6:  Deposits

                                                                                   2002                2001
                                                                           -----------------------------------------

            Demand deposits                                                  $         41,763    $         42,321
            Savings deposits                                                           24,538              20,089
            Certificates and other time deposits of $100,000 or more                   41,901              30,343
            Other certificates and time deposits                                       53,627              52,818
                                                                              ---------------     ---------------

                   Total deposits                                            $        161,829    $        145,571
                                                                              ===============     ===============


            Certificates and other time deposits maturing in

                2003                                                         $         73,737
                2004                                                                   10,166
                2005                                                                    2,046
                2006                                                                    1,585
                2007                                                                    7,574
                Thereafter                                                                420
                                                                              ---------------

                                                                             $         95,528


Note 7:  Borrowings

                                                                                   2002                2001
                                                                           -----------------------------------------

            Federal Home Loan Bank advances                                  $         40,000    $         25,000
            Line of credit                                                                 --               1,500
                                                                              ---------------     ---------------

                   Total borrowings                                          $         40,000    $         26,500
                                                                              ===============     ===============


     Maturities by year for advances at December 31, 2002 are $6,000,000 in 2003, $5,000,000 in 2004, $5,000,000 in 2005, $1,000,000 in 2006,
     $10,000,000 in 2007 and $13,000,000 thereafter. The weighted-average interest rate at December 31, 2002 and 2001 was 4.48% and 4.54%.

     The Federal Home Loan Bank advances are secured by first-mortgage loans and investment securities totaling $59,709,000 at December 31, 2002. Advances are subject to restrictions or penalties in the event of prepayment.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 8:  Loan Servicing

     Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $76,544,000, $56,057,000 and $37,562,000 at December 31, 2002, 2001
     and 2000, respectively.

     The aggregate fair value of capitalized mortgage servicing rights at December 31, 2002, 2001 and 2000 totaled $631,000, $430,000 and $290,000.
     Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

                                                             2002                 2001                2000
                                                     ---------------------------------------------------------------

            Mortgage Servicing Rights
                Balances, January 1                    $            540     $            227    $            225
                Servicing rights capitalized                        546                  441                  26
                Amortization of servicing rights                   (205)                (128)                (24)
                                                        ---------------      ---------------     ---------------
                                                                    881                  540                 227
                Valuation allowance                                (250)                (110)                 --
                                                        ---------------      ---------------     ---------------

                Balances, December 31                  $            631     $            430    $            227
                                                        ===============      ===============     ===============


     Activity in the valuation allowance for mortgage servicing rights was as follows:

                                                                                  2002                2001
                                                                          ------------------------------------------

            Balance, beginning of year                                      $            110    $             --
                Additions                                                                140                 110
                Reductions                                                                --                  --
                Direct write downs                                                        --                  --
                                                                             ---------------     ---------------

            Balance, end of year                                            $            250    $            110
                                                                             ===============     ===============

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 9:  Income Tax

                                                             2002                 2001                2000
                                                     ---------------------------------------------------------------
            Income tax expense (benefit)
                Currently payable
                   Federal                             $          1,318     $          1,000    $            805
                   State                                            279                  254                 205
                Deferred
                   Federal                                          (23)                   2                 (61)
                   State                                             54                    1                 (16)
                                                        ---------------      ---------------     ---------------

                       Total income tax expense        $          1,628     $          1,257    $            933
                                                        ===============      ===============     ===============

            Reconciliation of federal statutory to
               actual tax expense
                Federal statutory income tax at 34%    $          1,423     $          1,099    $            865
                Effect of state income taxes                        220                  168                 125
                Other                                               (15)                 (10)                (57)
                                                        ---------------      ---------------     ---------------

                       Actual tax expense              $          1,628     $          1,257    $            933
                                                        ===============      ===============     ===============

            Effective tax rate                                    38.9%                38.8%               36.7%


     A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

                                                                                 2002                 2001
                                                                         -------------------------------------------
            Assets
                Allowance for loan losses                                  $            807     $            759
                Deferred compensation                                                   220                  187
                Pensions and employee benefits                                           21                   35
                Securities available for sale                                            --                   72
                Purchase accounting adjustments                                          71                   80
                Other                                                                    11                   11
                                                                            ---------------      ---------------
                       Total assets                                                   1,130                1,144
                                                                            ---------------      ---------------

            Liabilities
                Depreciation and amortization                                          (178)                (119)
                Loan fees                                                              (147)                (139)
                Mortgage servicing rights                                              (249)                (215)
                Securities available for sale                                          (133)                  --
                Other                                                                    (5)                 (17)
                                                                            ---------------      ---------------
                       Total liabilities                                               (712)                (490)
                                                                            ---------------      ---------------

                                                                           $            418     $            654
                                                                            ===============      ===============

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Retained earnings include approximately $2,100,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987, for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $714,000.



Note 10: Commitments and Contingent Liabilities

     In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

     Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                                                 2002                 2001
                                                                         -------------------------------------------

            Commitments to extend credit                                   $         15,656     $         17,083
            Standby letters of credit                                                   347                  258


     Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

     The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.



Note 11: Dividend and Capital Restrictions

     Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At December 31, 2002, the stockholders' equity of the Bank was $19,659,000, of which approximately $1,684,000 was available for the payment of dividends.



Note 12: Regulatory Capital

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2002 and 2001, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2002 that management believes have changed the Bank's classification.

                                                                     Required for Adequate        To Be Well
                                                    Actual                 Capital 1             Capitalized 1
                                               Amount       Ratio      Amount       Ratio      Amount      Ratio
                                           -------------------------------------------------------------------------
            2002

            Total risk-based capital 1 (to
               risk-weighted assets)         $  20,651        12.8%   $    12,888      8.0%   $  16,110      10.0%

            Tier 1 capital 1 (to
               risk-weighted assets)            18,637        11.6%         6,443      4.0%       9,666       6.0%

            Core capital 1 (to adjusted
               total assets)                    18,637         8.4%         8,909      4.0%      11,136       5.0%

            Core capital 1 (to adjusted
               tangible assets)                 18,637         8.4%         4,455      2.0%          --        NA

            Tangible capital 1 (to
               adjusted total assets)           18,637         8.4%         3,341      1.5%          --        NA

            2001

            Total risk-based capital 1 (to
               risk-weighted assets)         $  20,162        13.9%   $    11,627      8.0%   $  14,534      10.0%

            Tier 1 capital 1 (to
               risk-weighted assets)            18,398        12.7%         5,814      4.0%       8,720       6.0%

            Core capital 1 (to adjusted
               total assets)                    18,398         9.6%         7,635      4.0%       9,544       5.0%

            Core capital 1 (to adjusted
               tangible assets)                 18,398         9.6%         3,818      2.0%          --       N/A

            Tangible capital 1 (to
               adjusted total assets)           18,398         9.6%         2,863      1.5%          --       N/A

            1 As defined by regulatory
               agencies


Note 13: Employee Benefits

     The Bank provides pension benefits for substantially all of the Bank's employees, and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. There was no pension expense or benefit for the years ended December 31, 2002, 2001 and 2000.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

     The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank matches employees' contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank's expense for the plan was $31,000, $35,000 and $20,000 for the years ended December 31, 2002, 2001 and 2000.

     The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded by the purchase of key man life insurance policies, of which the
     Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $41,000, $42,000 and $24,000 for the years ended December 31, 2002, 2001 and 2000.

     The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 95,220 shares of the Company's common stock at $10 per share with funds provided by a loan from the Company. Unearned ESOP shares totaled 25,517 and 38,023 at December 31, 2002 and 2001, and had a fair value of $778,000 and $787,000 at those dates. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense.
     Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for the years ended December 31, 2002, 2001 and 2000 was $331,000, $196,000 and
     $156,000. At December 31, 2002, the ESOP had 69,703 allocated shares, 25,517 suspense shares, and no committed-to-be released shares. At December 31, 2001, the ESOP had 57,197 allocated shares, 38,023 suspense shares, and no committed-to-be released shares.

     The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 47,610 shares of the Company's stock to members of the Board of Directors and management. The RRP has purchased 33,820 shares of the Company's common stock in the open market. At December 31, 2002, 33,408 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $53,000, $98,000 and $105,000 for the years ended December 31, 2002, 2001 and 2000.



Note 14: Related Party Transactions

     The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

     The aggregate amount of loans, as defined, to such related parties were as follows:

            Balances, January 1, 2002                 $          1,144

            Change in composition                                  113
            New loans, including renewals                        1,460
            Payments, etc., including renewals                  (1,119)
                                                       ---------------

            Balances, December 31, 2002               $          1,598
                                                       ===============


     Deposits from related parties held by the Bank at December 31, 2002 and 2001 totaled $466,000 and $732,000.



Note 15: Stock Option Plan

     Under the Company's incentive stock option plan, which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent a year. During 1997, the Company authorized the grant of options for up to 119,025 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense is recognized.

     Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share, as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                 2002               2001               2000
                                                          ----------------------------------------------------------

            Risk-free interest rates                             3.5%               5.1%           6.5 and 5.9%
            Dividend yields                                      3.1%               2.8%               2.7%
            Volatility factors of expected market price
               of common stock                                   11.2%              7.8%               11.7%

            Weighted-average expected life of the options      10 years           10 years           10 years



                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

     The pro forma effect on net income is disclosed in Note 1.

     The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2002, 2001 and 2000.

                                             2002                       2001                       2000
                                                Weighted-                   Weighted-                  Weighted-
                                                 Average                     Average                    Average
              Options                Shares   Exercise Price   Shares    Exercise Price    Shares   Exercise Price
 -------------------------------------------------------------------------------------------------------------------


            Outstanding,
               beginning of year      86,083    $     14.16     99,345     $     14.17      93,959    $     14.58
            Granted                    7,000          26.50      2,000           17.90      24,000          13.17
            Exercised                 (6,877)         14.39     (4,670)          14.61          --
            Forfeited/expired         (1,072)         14.78    (10,592)          14.78     (18,614)         14.78
                                     -------                   -------                     -------


            Outstanding, end of
               year                   85,134    $     15.15     86,083     $     14.16      99,345    $     14.17
                                     =======                   =======                     =======


            Options exercisable
               at year end            62,334                    53,287                      51,725
            Weighted-average fair
               value of options
               granted during the
               year                             $      3.04                $      3.08                $      3.18


     As of December 31, 2002, options totaling 15,600 have exercise prices ranging from $10.75 to $12.63 and a weighted-average remaining contractual life of 7.0 years, options totaling 60,534 have exercise prices ranging from $13.97 to $14.78 and a weighted-average remaining contractual life of
     5.0 years, options totaling 2,000 have an exercise price of $17.90 and a weighted-average remaining contractual life of 8.5 years, and options totaling 7,000 have an exercise price of $26.50 and a weighted-average remaining contractual life of 9.7 years.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 16: Earnings Per Share

                                            2002                           2001                          2000

                                         Weighted-                       Weighted-                    Weighted-    Per
                                          Average  Per Share              Average   Per Share          Average    Share
                                 Income    Shares   Amount     Income     Shares     Amount   Income    Shares    Amount
                               -------------------------------------------------------------------------------------------

            Basic Earnings
               Per Share

             Income available
                to common
                stockholders     $ 2,558    778,643  $   3.29  $ 1,976     790,933   $   2.50  $1,610    858,059   $   1.88
                                                     ========                        ========                      ========

            Effect Of
               Dilutive Stock
               Options                       32,445                         17,433                         1,486
                                  ------    -------             ------     -------              -----    -------

            Diluted Earnings
               Per Share

              Income available
                 to common
                 stockholders
                 and assumed
                 conversions     $ 2,558    811,088  $   3.15  $ 1,976     808,366   $   2.44  $1,610    859,545   $   1.87
                                  ======    =======   =======   ======     =======    =======   =====    =======    =======


     Options to purchase 65,345 shares of common stock with a weighted-average exercise price of $14.78 per share were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.



Note 17: Fair Values of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

     Investment Securities - Fair values are based on quoted market prices.

     Loans Held for Sale - Fair values are based on quoted market prices.

     Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Interest    Receivable/Payable    -   The   fair    values   of    interest
     receivable/payable approximate carrying values.

     FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)


     Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

     Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Line of Credit - The approximate market value for this variable borrowing approximates carrying value.

     Advance Payment by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

     Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage and consumer loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

     The estimated fair values of the Company's financial instruments are as follows:

                                                                   2002                            2001
                                                        Carrying          Fair           Carrying         Fair
                                                         Amount           Value           Amount          Value
                                                    ----------------------------------------------------------------

            Assets
                Cash and cash equivalents             $     18,610    $      18,610   $      5,641    $       5,641
                Investment securities available for
                  sale                                      28,174           28,174         17,653           17,653
                Loans including loans held for
                  sale, net                                165,957          170,495        157,972          158,931
                Interest receivable                          1,467            1,467          1,475            1,475
                Stock in FHLB                                2,000            2,000          1,250            1,250

            Liabilities
                Deposits                                   161,829          163,776        145,571          145,640
                FHLB advances                               40,000           41,975         25,000           25,284
                Line of credit                                  --               --          1,500            1,500
                Interest payable                               459              459            613              613
                Advance payments by borrowers for
                  taxes and insurance                           59               59             49               49


                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

Note 18: Condensed Financial Information (Parent Company Only)

     Presented  below  is  condensed  financial   information  as  to  financial
     position, results of operations and cash flows of the Company:

                                              Condensed Balance Sheets

                                                                                   2002                2001
                                                                           -----------------------------------------
            Assets
                Cash and due from banks                                      $            961    $            400
                Investment in common stock of subsidiary                               19,659              19,016
                Other assets                                                              216                 182
                                                                              ---------------     ---------------

                   Total assets                                              $         20,836    $         19,598
                                                                              ===============     ===============

            Liabilities
                Borrowings                                                   $             --    $          1,500
                Dividends payable                                                         203                 127
                                                                              ---------------     ---------------
                   Total liabilities                                                      203               1,627

            Stockholders' Equity                                                       20,633              17,971
                                                                              ---------------     ---------------

                   Total liabilities and stockholders' equity                $         20,836    $         19,598
                                                                              ===============     ===============


                                           Condensed Statements of Income

                                                               2002                2001                2000
                                                       -------------------------------------------------------------
            Income
                Dividends from subsidiary                $          2,601    $            425    $          1,621
                Other income                                           35                  45                  65
                                                          ---------------     ---------------     ---------------
                   Total income                                     2,636                 470               1,686
                                                          ---------------     ---------------     ---------------

            Expenses
                Interest expense                                       23                  55                  63
                Other expenses                                        142                 153                 120
                                                          ---------------     ---------------     ---------------
                   Total expenses                                     165                 208                 183
                                                          ---------------     ---------------     ---------------

            Income before income tax and equity in
               undistributed (distribution in excess
               of) income of subsidiary                             2,471                 262               1,503
                Income tax benefit                                     51                  65                  47
                                                          ---------------     ---------------     ---------------

            Income before equity in undistributed
               (distribution in excess of) income of
               subsidiary                                           2,522                 327               1,550
                Equity in undistributed income of
                  subsidiary                                           36               1,649                  60
                                                          ---------------     ---------------     ---------------

            Net Income                                   $          2,558    $          1,976    $          1,610
                                                          ===============     ===============     ===============


                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands
                            Except Per Share Amounts)

                                         Condensed Statements of Cash Flows

                                                                     2002             2001              2000
                                                              ------------------------------------------------------

            Operating Activities
                Net income                                      $        2,558    $        1,976   $        1,610
                Items not requiring (providing) cash                       109            (1,453)              (4)
                                                                 -------------     -------------    -------------
                   Net cash provided by operating activities             2,667               523            1,606
                                                                 -------------     -------------    -------------

            Financing Activities
                Purchase of stock                                         (140)           (1,182)          (1,367)
                Proceeds from exercise of stock options                     99                68               --
                Acquisition of stock for stock benefit plans               (22)               --               (8)
                Proceeds from borrowings                                    --             1,050              450
                Repayment of borrowings                                 (1,500)               --             (500)
                Cash dividends                                            (543)             (261)            (350)
                                                                 -------------     -------------    -------------
                   Net cash used in financing activities                (2,106)             (325)          (1,775)
                                                                 -------------     -------------    -------------

            Net Change in Cash and Cash Equivalents                        561               198             (169)

            Cash and Cash Equivalents at Beginning of Year                 400               202              371
                                                                 -------------     -------------    -------------

            Cash and Cash Equivalents at End of Year            $          961    $          400   $          202
                                                                 =============     =============    =============




                      GENERAL INFORMATION FOR SHAREHOLDERS


Transfer Agent and Registrar:                                 Shareholder and General Inquiries:

Corporate Trust Services                                      River Valley Bancorp
Fifth Third Center                                            Attn: Matthew P. Forrester
38 Fountain Square Plaza                                      430 Clifty Drive, P.O. Box 1590
Cincinnati, Ohio  45263                                       Madison, Indiana  47250
Tel: (800) 837-2755 or (513) 579-5320                         Tel: (812) 273-4949   Fax: (812) 273-4944
Monday thru Friday 8 a.m. to 5 p.m. EST
http://investordirect.53.com


Corporate Counsel:                                            Special Counsel:

Lonnie D. Collins, Attorney                                   Barnes & Thornburg
307 Jefferson Street                                          11 S. Meridian Street
Madison, Indiana  47250                                       Indianapolis, Indiana  46204
Tel: (812) 265-3616   Fax: (812) 273-3143                     Tel: (317) 236-1313   Fax: (317) 231-7433


Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-KSB may be obtained without charge by contacting the Corporation.


Offices of River Valley Financial Bank:

Hilltop:          430 Clifty Drive
Downtown:         233 East Main Street
Drive thru:       401 East Main Street
Wal-Mart:         567 Ivy Tech Drive
Hanover:          10 Medical Plaza


Internet and E-mail Address:   rvfbank.com


Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 16, 2003, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

                      DIRECTORS OF THE COMPANY AND THE BANK


Fred W. Koehler
Chairman

Robert W. Anger
Director

Jonnie L. Davis
Director

Matthew P. Forrester
Director & President

Michael J. Hensley
Director

L. Sue Livers
Director

Charles J. McKay
Director

*****************

Lonnie D. Collins
Secretary


                EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK

Matthew P. Forrester
President, CEO

Mark A. Goley
Vice President of Lending

Anthony D. Brandon
Vice President of
Loan Administration

Barbara J. Eades
Vice President of
Retail Banking

Larry C. Fouse
Vice President of Finance

Deanna J. Liter
Vice President of
Data Services

Loy M. Skirvin
Vice President of
Human Resources

Dawn M. Moore
Internal Audit
Compliance Officer

John Muessel
Vice President
Trust Officer

OFFICERS AND MANAGERS OF RIVER VALLEY FINANCIAL BANK

Loan Officers

Theresa A. Dryden
Sherri Furnish
Natasha Jenkins
Rick T. Nelson
Robert J. Schoenstein--AVP


Customer Service Managers

Angela D. Adams
Debbie R. Finnegan
Rachael A. Goble
Sandy Stilwell

Other Managers

Kenneth L. Cull - Collection Officer
Mary Ellen McClelland - Executive Secretary
Luann Nay - Loan Administrator
Kelly Shelton - Loan Operations Manager
Teresa J. Smith - Data Processing Manager
Mary Ellen Wehner -  Commercial Loan Operations Manager